04002444

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE PACIFIC SECURITIES U.S.A., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 HUNTINGTON DRIVE, SUITE B
(No. and Street)

ARCADIA (City) CA (State) 91007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES F. LIN, 626-446-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY C. LIN, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

17890 CASTLETON STREET, SUITE 102, CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

RECEIVED FEB 26 2004 181 WASH. D.C. PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 15 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE PACIFIC SECURITIES U.S.A., LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

WHEE-CHIN LEE
Commission # 1358992
Notary Public - California
Los Angeles County
My Comm. Expires Jun 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Core Pacific Securities U.S.A., LLC

Core Pacific Securities

Financial Statements and Schedules

December 31, 2003

(With Independent Auditors' Report)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

CONTENTS

HARRY C. LIN, CPA

A Professional Corporation

Harry C. Lin, MBA, CPA
Winston C. Yen, CPA

17890 Castleton Street, Suite 102, City of Industry, CA 91748
www.harrylincpa.com

Tel. 626-810-3403
Fax. 626-810-2450
Member Firm of AICPA

To the Member
Core Pacific Securities U.S.A., LLC

We have audited the accompanying statement of financial condition of Core Pacific Securities U.S.A., LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedules of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Pacific Securities U.S.A., LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harry C. Lin, CPA, A Professional Corporation

Harry C. Lin, CPA, A Professional Corporation

City of Industry, California
January 13, 2004

Core Pacific Securities U.S.A., LLC

Statement of Financial Condition

December 31, 2003

	Note	2003
Assets		
Cash and cash equivalents	2.	$ 1,594,587
Receivable from clearing organization	2., 3.	2,544
Memberships in exchanges, at adjusted cost	2.	2,835
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $221,463	2., 4.	360,965
Prepaid expense and other assets		12,233
Security deposits		110,233
Total Assets		$ 2,083,397
Liabilities and Member's Equity		
Payable to clearing organization	2., 3.	$ 70,340
Accounts payable and other accrued liabilities		125,850
Total Liabilities		196,190
Commitment and Contingencies	6.	-
Member's Equity		
Member's equity		1,887,207
Total Liabilities & Member's Equity		$ 2,083,397

The accompanying notes are an integral part of these financial statements.

Core Pacific Securities U.S.A., LLC

Statement of Operations

For the Year Ended December 31, 2003

	Note	2003
Revenue		
Commission income	2.	$ 503,565
Investment advisory fees		100
Investment banking revenues		1,503,986
Net interest revenue		21,037
Other revenue		150
Total revenue		2,028,838
Expenses		
Advertising and marketing		14,285
Advisory fee		49,600
Commission		218,196
Communication		90,420
Depreciation	2.	74,451
Employee compensation and benefits		579,144
Execution and clearing costs		66,955
Insurance		43,708
Legal and professional fees		121,585
Loss on disposal of fixed assets	2.	1,104
Office expense		14,459
Other expenses		38,850
Payroll taxes		41,465
Rent expense	6.	87,132
Regulatory fees		9,144
Travel expenses		30,973
Impairment of investment in exchange memberships	2.	465
Total operating expenses		1,481,936
Income before income taxes		546,902
Provision for Income taxes		
Current income taxes		6,649
Net Income		$ 540,253

The accompanying notes are an integral part of these financial statements.

Core Pacific Securities U.S.A., LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2003

	2003
Balance as of January 1, 2003	$ 1,424,683
Distribution	(77,729)
Current year net income	540,253
Total Member's Equity as of December 31, 2003	**$ 1,887,207**

The accompanying notes are an integral part of these financial statements.

Core Pacific Securities U.S.A., LLC

Statement of Cash Flows

For the Year Ended December 31, 2003

		2003
Cash flows from operating activities		
Net income for the period	$	540,253
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		74,451
Loss on disposal of fixed assets		1,104
Impairment of investment in exchange membership		465
Increase in receivable from clearing organization		(666)
Increase in payable to clearing organization		69,089
Increase in prepaid expenses and other assets		(7,062)
Increase in security deposit		(75,000)
Decrease in accounts payable and accrued liabilities		(56,315)
Total cash flows from operating activities		546,319
Cash flows used in investing activities		
Cash payments for purchase of property and equipment		(2,634)
Cash flows used in financing activities		
Distribution to member		(77,729)
Net increase in cash and cash equivalents		465,956
Cash and cash equivalents, beginning of period		1,128,631
Net cash and cash equivalents, end of period	$	1,594,587

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Core Pacific Securities U.S.A., LLC (the "Company") was formed on November 18, 1997 in the State of Delaware to provide securities advisory, brokerage, and investment banking services. The Company became registered as a broker-dealer under the Securities Exchange Act of 1934 on August 7, 1998 and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company is located in the city of Arcadia, California.

The Company acts as an introducing broker and clears customer transactions through another broker-dealer on a fully disclosed basis and does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission, including rule 15c3-3 with respect to the reserve and custody of securities.

The Company is a wholly owned subsidiary of Core Pacific U.S.A., Inc., a Delaware Corporation (CPUI), which in turn is a wholly owned subsidiary of Core Pacific Yamaichi International (H.K.), Ltd. (CPY HK).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Revenue Recognition

Commissions income are recorded on a settlement-date basis. Investment advisory fees are recognized as services are performed. Clearing costs are also recorded as securities transactions are settled by the clearing broker-dealer. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from private placement of fixed-rate promissory notes in which the Company acts as an underwriter and are recorded at the time underwriting is completed.

b. Property and equipment

Property and equipment are carried at cost. Depreciation of furniture and equipment is calculated using the straight-line method over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized over the shorter of useful lives or the term of the respective leases.

c. Income taxes

The Company is formed as a "single-member LLC" and, under the Federal "check-the-box" rule, is elected as a disregarded entity and is treated as a division of its parent company for federal income tax purposes. The Company, however, is subject to franchise tax and LLC fees for state income tax purposes.

d. Concentration of credit risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For the customers' securities and cash held in custody by the clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is insured first by the SIPC up to $500,000, then covered fully by the clearing broker-dealer's commercial insurer.

The Company's cash balances are maintained at several commercial banks, which are insured by Federal Deposit Insurance Corporation (FDIC) up to $100,000 in each bank account. As of December 31, 2003, the Company 's FDIC uninsured cash balance amounted to $1,360,511. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

e. Exchange Memberships

Exchange memberships are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment in value occurred for the year ended December 31, 2003, and accordingly has written down certain cost of its exchange memberships in the amount of $465.

f. Use of Estimates

The preparation of financial statements under the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities , as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

NOTE 3. RECEIVABLE FROM (PAYABLE TO) CLEARING ORGANIZATION

Amounts receivable from and payable to clearing broker-dealer at December 31, 2003 consist of the following:

Receivable		2003
Commission account	$	2,464
Mutual fund account		80
Total	$	2,544

Payable		2003
Payable to clearing organization	$	70,340

NOTE 4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENT

Amounts included in the furniture, equipment, and leasehold improvement at December 31, 2003 consist of the following:

		2003			
		Cost		Accumulated Depreciation	Net Book Value
Furniture and fixture	$	91,931	$	(40,800) $	51,131
Office equipment		44,084		(26,763)	17,321
Leasehold improvement		363,582		(104,673)	258,909
Computer equipment		82,831		(49,227)	33,604
Total	$	582,428	$	(221,463) $	360,965

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires it to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 for the first year in operations and 15 to 1 thereafter. At December 31, 2003, the Company was in compliance with all such net capital requirements and had net capital of $1,503,326, which was in excess of its required net capital of $100,000 by $1,403,326. The Company's ratio of aggregate indebtedness to net capital was 0.13 at December 31, 2003.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its trading room and administrative office facilities in the city of Arcadia, California. The lease expires on February 15, 2006. According to the lease, the monthly rent shall be adjusted upward in direct proportion to any increase in the Consumer Price Index (CPI). Annual CPI adjustment shall not exceed 4% per annum. As of December 31, 2003, the monthly rent was $6,287.

On July 18, 2003, the Company entered into another lease for its storage space located in the city of Arcadia. The term of for the storage room continues on a month to month basis.

Total rental payments for the year ended December 31, 2003 were in the amount of $87,132

As of December 31, 2003, the estimated annual rental commitments for the next five years are as follows:

		Amount
Year 2004	$	75,917
Year 2005		75,444
Year 2006		9,431
Total	$	160,792

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $11,000 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of employees' compensation.

8. Related Party Transactions

a. Related Party

Name of Related Parties	Description
Core Pacific U.S.A. Inc. (CPUI)	As of December 31, 2003, CPUI is the sole member in the Company
Core Pacific Yamaichi International (HK) Ltd. (CPY HK)	100% owner of CPUI's outstanding shares as of December 31, 2003

b. Related party transactions

	Related Party	2003
Commission expense	CPY HK	$ 72,408
Underwriting syndication fee, a contra account under investment banking revenue	CPY HK	664,000
Total		**$ 736,408**

Core Pacific Securities U.S.A., LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital		
Total Member's Equity per Statement of Financial Condition	$	1,887,207
Nonallowable Assets		
Furniture, equipment and leaseholde improvement (net book value)		(360,965)
Other nonallowable assets		(22,491)
Haircuts on Securities		
Othe securities		(425)
Net Capital	$	1,503,326
Net Capital Requirement		
Aggregate Indebtedness		
Payable to clearing organization	$	70,340
Accounts payable and other accrued liabilities		125,849
Aggregate Indebtedness	$	196,189
Minimum Net Capital Requirement- (Greater of 6.67% of Aggregate Indebtedness or $100,000)	$	100,000
Excess Net Capital	$	1,403,326
Ratio of Aggregate Indebtedness to Net Capital		0.13 to 1

Core Pacific Securities U.S.A., LLC
Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2003

Net Capital per Computation Contained in Company's Corresponding Unaudited Form X-17A-5 Part II Filing	$	1,503,326
Audit Adjustments- Net		-
Net Capital per Computation Pursuant to Rule 15c3-1	$	1,503,326

Core Pacific Securities U.S.A., LLC

Computation for Determination of Reserve for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2003

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

PART II
CORE PACIFIC SECURITIES U.S.A., LLC

STATEMENT OF INTERNATIONAL CONTROL
December 31, 2003

HARRY C. LIN, CPA
A Professional Corporation

Harry C. Lin, MBA, CPA
Winston C. Yen, CPA

17890 Castleton Street, Suite 102, City of Industry, CA 91748
www.harrylincpa.com

Tel. 626-810-3403
Fax. 626-810-2450
Member Firm of AICPA

To the Member
Core Pacific Securities U.S.A., LLC

In planning and performing our audit of the financial statements of Core Pacific Securities U.S.A., LLC (a wholly owned subsidiary of Core Pacific U.S.A., Inc), (hereafter referred to as the "Company") for the year ended December 31, 2003, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of any fully paid and excess margin securities of customer, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we

considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exempt provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Harry C. Lin, CPA, A Professional Corporation

Harry C. Lin, CPA, A Professional Corporation

City of Industry, California
January 13, 2004